UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 3, 2010

GENESIS FINANCIAL, INC.
(Exact Name of registrant as specified in its Charter)

Washington	**333-103331)**	**03-0377717**
(State of Incorporation)	(Commission file number	(IRS Employer Identification No.)

12314 E. Broadway, Spokane Valley, WA	**99216**
(Address of principal executive offices)	(Zip Code)

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02   Unregistered Sales of Equity Securities

On December 6, 2010, Genesis Financial, Inc. sold 213,000 shares of Series "B" Preferred Shares at a price of $1.00 per share to five accredited investors.

The shares were sold in a private non-public transaction exempt pursuant to Section 4(2) of the Securities Act of 1933, as amended, (the "Act") and Regulation D Rule 506. These shares are restricted securities and may not be publicly resold, without registration under the Act or unless exempt from the registration requirements.

Item 5.03   Amendments to the Registrant's Articles of Incorporation

On December 3, 2010, the Company was notified that the Washington Secretary of State had accepted for filing, the Company's articles of amendment to its articles of incorporation, effective November 24, 2010.

The amended articles created a Series "B" Class of Preferred stock consisting of 2,000,000 Series "B" Preferred shares, par value $1.00 per share. The Series "B" preferred stock is convertible into Company common stock at the rate of 2.5 shares of common for each share of Series "B" Preferred, subject to adjustments as provided for in the amendment. The Series "B" is entitled to an annual $0.0225 per share dividend rate when and if such is declared by the board of directors.

The full text of the articles of amendment is attached to this report as Exhibit

Item 9.01   Financial Statements and Exhibits

(c) Index to Exhibits.

Exhibit Number	**Description**
3.1	Articles of Amendment to the Articles of Incorporation of Genesis Financial, Inc. dated November 24, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENESIS FINANCIAL, INC.

Dated: December 6, 2010

/s/ Michael A. Kirk

By: Michael A. Kirk
Title: CEO

Exhibit 3.1 – Form of Amendment to the Articles of Incorporation for Genesis Financial, Inc.

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
GENESIS FINANCIAL, INC.

Pursuant to RCW ss.23B.10.060, Genesis Financial, Inc. (the "Company or Corporation") adopts these Articles of Am endment to the Am ended and Rest ated Articles of Inco rporation. The following information relative to this restatement is provided:

I. Name.

The name of the corporation is Genesis Financial, Inc., a Washington corporation.

II. Amendments.

The Articles of Amendment to the Am ended and Rest ated Articles of Incorpora tion include a change to ARTICLE 3 - SHARES. The change creates 2,000,000 sh ares of Series "B" Preferred Stock and sets out the relative powers, preference s, and rights of the Series "B" Pr eferred Stock. The full text of the revised Article 3 is set forth in italics below. The new language added to Article 3 is set forth below.

ARTICLE 3. SHARES.

This corpor ation sha ll have author ity to i ssue two classes of stoc k, designated as Common Stock and Preferred Stock. The total number of shares of Common Stock that the corporation will have authority to issue is One Hundred Million (100,0 00,000). Each share of Common Stock shall have a par value of $0.001 per share. All of the Common St ock authorized herein shall have equal voting rights and powers without restrictions in preference. The total number of shares of Preferred Stock that the corporation will have authority to issue is Ten Million (10,000,000). Each share of Preferred Stock will have a stated value of $.001 per share. The authorized but unissued shares of Preferred Stock m ay be divided into, and issued in, de signated series, from time to tim e, by one or more resolutions of adopted by the Board of Directors. The Directors, in their sole di scretion, shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.

This corporation does not intend to amend the Series "A" Cumulative P referred Stock which is presently authorized under the Amended and Restated Articles of Incorporation.

The second series of Preferred Stock will be designated Series "B" Pref erred Sto ck and will consist of 2,000,000 shares with a designated par valu e of $1.00 per share. The relative rights and preferences and the qualification and limitations and, or restrictions of the Series "B" Preferred S tock are as follows:

1. <u>Definitions</u>. For purposes of this, the following definitions will apply:

(a) "**Conversion Price**": Series B Preferred Sto ck will m ean $0.40 per share (subject to adjustm ent from ti me to tim e for Recap italizations and as othe rwise set forth elsewhere herein).

(b) "**Convertible Securities**" will m ean any eviden ces of inde btedness, sh ares or other securities convertible into or exchangeable for Common Stock.

(c) "**Corporation**" will mean Genesis Financial, Inc.

(d) "**Distribution**" will m ean the tran sfer of ca sh or other property without consideration whether by way of dividend or otherwise, other th an dividends on Comm on Stock payable in Common St ock, or the purchase or redem ption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than: (i) repurchases of Common Stock issued to or held by em ployees, officers, directors or consultants of the Co rporation or its subsidiaries upon termination of their employm ent or services pursuan t to agreem ents providing for the righ t of said repurchase, (ii) repurchases of Common Stock issued to or held by em ployees, officers, directors or consultants of the Corporation or its subs idiaries pursu ant to rights o f f irst r efusal con tained in agreements providing for such righ t, (iii) repurchase of capital stock of the Corporation in connection with the settlem ent of disputes with any stockhold er, and (iv) any other repurchase or redem ption of capital stock of the Corporation approved by the holders of the Co mmon and Pref erred Stock of the Corporation voting as separate classes.

(e) "**Dividend Rate**": The Series A Preferred Sto ck will m ean an annual rate of $0.0225 per share (subject to adjustm ent from time to time for Recapitalizations as set forth elsewhere herein).

(f) "**Liquidation Preference**": For the Series B Preferred S tock will m ean $1.00 per sha re for the Se ries B Pref erred S tock (s ubject to adjustm ent f rom tim e to time f or Recapitalizations as set forth elsewhere herein).

(g) "**Options**" will m ean r ights, op tions or wa rrants to subsc ribe for, pur chase o r otherwise acquire Common Stock or Convertible Securities.

(h) "**Original Issue Price**"; For the Series "B" Prefe rred Stock will m ean $1.00 per share (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein.

(i) "**Preferred Stock**" will mean the Series "B" Preferred Stock.

(j) "**Recapitalization**" will m ean any stock d ividend, stock sp lit, com bination of shares, reorganization, recapitalization, reclassification or other similar event.

2. <u>Dividends</u>.

(a) <u>Preferred Stock</u>. In any calendar year, the ho lders of outstanding shares of Preferred Stock will b e entitled to rece ive divide nds, wh en, as and if declar ed by the Boa rd of Directors, o ut of any as sets at the tim e legally a vailable therefor, at the Di vidend R ate specified for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any Distribution on Comm on Stock of th e Corporation in such calendar ye ar. No Distributions will be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein an d all declared dividends on the Preferred Stock h ave been paid or set asid e for paym ent to the P referred Stock hol ders. The r ight to receive dividends on shares of Preferred Stoc k will not b e cumulative, and no right to divid ends will ac crue to hold ers of Preferred Stock by reason of the fact that dividends on said shares ar e not declared or paid. Paym ent

of any dividends to the holders of Preferred Stock will be on a pro rata, pari passu ba sis in proportion to the Dividend Rates for each series of Preferred Stock, if multiple series are outstanding.

(b) Common Stock. Dividends m ay be paid on th e Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Preferred Stock.

(c) Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 will be payable in property other than cash, the value of such Distribution will be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3. Liquidation Rights.

(a) Liquidation Preference. In the event of any liqui dation, dissolution or winding up of the Corporation, either volun tary o r invo luntary, the holders of the Preferred Stock will b e entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock an d (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser am ount as m ay be approved by the holders of the m ajority of the outstanding shares of Prefe rred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Co rporation leg ally av ailable for distribution to the holders of the Preferred Stock are insufficient to permit the paym ent to such holders of the full amounts specified in this Sec tion 3(a), then the entire as sets of the Corporatio n lega lly av ailable f or distribu tion w ill b e distributed with equal priority and *pro rata* among the holders of the Pr eferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) Remaining Assets. Af ter the p ayment to the h olders of Preferred Stock of the full preferential am ounts specified above, the entire rem aining assets of the Corporation legally available for distribution by the Corporation wi ll be distributed with equal priority and *pro rata* among the holders of the Preferred Stoc k and Common Stock in proportion to the number of shares of Common Stock held by them , with the shares of Pref erred Stock being treated for this pu rpose as if they had been converted to shares of Common Stock at the then applicable Conversion Rate.

(c) Shares no t Treated as Both Prefe rred Stock and Common Stock in any Distribution. Shares of Preferred Stock will not be enti tled to be converted in to sh ares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing pa rticipation in the D istribution, or series of Dist ributions, as shares of Preferred Stock.

(d) Valuation o f Non-Cash Consider ation. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of su ch assets will be their fair m arket value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation w ill be valued as follows:

(i) if the s ecurities are then trad ed on a nation al se curities exc hange, then the value of the secu rities will b e deemed to be th e average of the clos ing prices of the secu rities on such exchange over the ten (10) trading day period ending five (5) trad ing days pr ior to th e Distribution;

(ii)   if the securities are actively traded over-the-counter, then the value of the securities will be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date will be deemed to be the date such transaction closes.

4. Conversion. The holders of the Preferred Stock will have conversion rights as follows:

(a)   Right to Convert. Each share of Preferred Stock will be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "**Conversion Rate**" for each such series.) The initial Conversion rate is 2.5 (1.00 ÷ 0.40 = 2.5) shares of Common Stock for each share of Series "B" Preferred Stock, subject to adjustment as provided herein. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series will be appropriately increased or decreased.

(b)   Automatic Conversion. Each share of Preferred Stock will automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock, *provided* that the offering price per share is not less than $1.20 (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Corporation are not less than $20,000,000 or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "**Automatic Conversion Event**").

(c)   Mechanics of Conversion. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock will be aggregated, and any resulting fractional share of Common Stock will be paid in cash. Before any holder of Preferred Stock will be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he will either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and will give written notice to the Corporation at such office that he elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock will be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, however, that the Corporation will not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic

Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock will be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock will not have been surrendered at the office of the Corporation, that notice from the Corporation will not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock will not then be actually delivered to such holder.

The Corporation will, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder will be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion will be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion will be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock will not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) Adjustments to Conversion Price for Diluting Issues.

(i) Special Definition. For purposes of this paragraph 4(d), "**Additional Shares of Common**" will mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Certificate of Designation, other than issuances or deemed issuances of:

(1) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued to employees, officers or directors of, or consultant or advisors to the Corporation or any subsidiary pursuant to restricted stock purchase agreements, stock option plans or similar arrangements not to exceed 3,000,000 (as adjusted for Recapitalizations) shares of or options, warrants or other rights to purchase Common Stock net of any stock repurchases or expired or terminated options pursuant to the terms of any option plan, restricted stock purchase agreement or similar arrangement;

(2) shares of Common Stock issued upon the exercise or conversion of Options or Convertible Securities outstanding as of the date of the filing of these Amended and Restated Articles of Incorporation or upon the exercise or conversion of Options or Convertible Securities counted against the limits set forth in sub-paragraph 4(d)(i)(1) above;

(3) shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(4) shares of Common Stock issued in a registered public offering under the Securities Act pursuant to which all outstanding shares of Preferred Stock are automatically converted into Common Stock pursuant to an Automatic Conversion Event;

(5) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided*, that such issuances are approved by the Board of Directors;

(6) shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Board of Directors;

(7) shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors;

(8) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors; and

(9) shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(ii) <u>No Adjustment of Conversion Price</u>. No adjustment in the Conversion Price of a particular series of Preferred Stock will be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii) <u>Deemed Issue of Additional Shares of Common</u>. In the event the Corporation at any time or from time to time after the date of the filing of this Certificate of Designation will issue any Options or Convertible Securities or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, will be deemed to have been issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date, *provided* that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any series of Preferred Stock will be made upon the subsequent issue of Convertible Securities or shares of

Common Stock in connection with th e exercise of such Options or conversion or exchange of suc h Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of tim e or otherwise, for any change in the consideration payable to the Corporation or in the num ber of shares of Comm on Stock issuable upon the exercise, conversio n or exchange thereof (other than a change pu rsuant to the anti-dilution provisions of such Options or Convertible Securities such as th is Section 4(d) or pursu ant to Recap italization p rovisions of such Optio ns or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustm ents based thereon wi ll be recomputed to reflect such change as if such change had been in effect as of the original issue th ereof (or up on the occu rrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above w ill have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from a ny other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Opti ons or any rights of conversion or exchange under such Convertible Securities which will not have been exercised, the Conversion Price of each Series o f Preferred Stock com puted upon the original issue thereo f (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon will, upon such expiration, be recomputed as if:

(a) in the case of Convertible S ecurities or Options for Common Stock, the only Additional Shares of Common issued were the shar es of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities a nd the cons ideration re ceived the refor was the conside ration actu ally rec eived b y the Corporation for the is sue of such exercised O ptions p lus the cons ideration a ctually rece ived by the Corporation upon such exercise or f or the issue of a ll such Convertible Securi ties which were actually converted or exchanged, plus the add itional consideration, if any, actually received b y the Corporation upon such conversion or exchange, and

(b) in the case of Options for C onvertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Optio ns, plus the consideration deem ed to ha ve been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Conve rtible Securities with respect to which such Options were actually exercised; and

(5) if such rec ord da te w ill have been fixed and such O ptions or Convertible Securities are not issued on the date fixe d therefor, the adjustment previously made in the Conversion Price which becam e effectiv e on such reco rd date will be canceled as of the close of business on such record date, and thereafter the Conversion Price wi ll be adjusted pur suant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv) Adjustment of Conversion Price Upon Issuance of Addition al Shares of Common. In the event this Corporation will is sue Addition al Shares of Comm on (includin g Additional Shares of Common deem ed to be issued pursuant to paragraph 4(d)(iii)) without

consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which will be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which will be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price will not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount will be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options will be deemed to be outstanding.

(v) <u>Determination of Consideration</u>. For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common will be computed as follows:

(1) <u>Cash and Property</u>. Such consideration will:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) will be determined by dividing

(vi) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(vii)   the maximum number of shares of Common Stock (as set forth in the instruments relating th ereto, witho ut regard to   any provision contained therein for a subs   equent adjustment of such number) issuable upon the exercise of such Options or th e conversion or exchange of such Convertible Securities.

(e)   <u>Adjustments for Subdivisions or Combinations of Common Stock</u>. In the event the ou tstanding shares o f Common Stock will b e subdivided (by s tock split, by p ayment of a stock dividend or otherwise), into a gr eater num ber of shares of Common Stock, the Conversion Price of each series of Preferred Stock in e ffect immediately prior to such subd ivision will, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock will be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices   in effect i   mmediately prio r to such com   bination will, concurrently with the effectiveness of such combination, be proportionately increased.

(f)   <u>Adjustments for Subdivisions or Co mbinations of Preferred Stock</u>. In the event the outstand ing shares o f Preferred Stock or a series of Preferred Stock will be subd ivided (by s tock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidati on Preference of the affect ed series of Preferre d Stock in effect imm ediately prior to such subdivision will, co ncurrently with the effectiv eness of such subdivision, be proportionately decreas ed. In the event the outstanding shares of Preferred Stock or a series of Preferred Stoc k will be co mbined (by recl assification or othe rwise) into a lesse r number of shares of Preferred Stock, the Dividend Rate, Orig inal Issue Price and Liqui dation Preference of the affected ser ies of Preferred Stock in effect immedi ately prior to such c ombination will, concu rrently with the effectiveness of such combination, be proportionately increased.

(g)   <u>Adjustments for Reclassification, Exchange and Substitu   tion</u>. Subj ect to Section 3 above (" **Liquidation Rights**"), if the Comm   on Stock issuable upon conversion of the Preferred Stock will be changed into the sam e or a different num ber of shares of any other class or classes of stock, whether by capita   l reorganization, reclassification   or otherwise (other than a subdivision or com bination of shares provided for above), then, in any such event, in lieu of the number of s hares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock will have th e right thereafter to con vert such sh ares of Preferred Stock into a num ber of shares of such other class or classes of stock which a holder of the number of shares of Comm on Stock deliverabl e upon conversion of such series of Preferred St ock immediately before that change would have been entitled to r eceive in such reorganizati on or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h)   <u>Certificate as to Adjus   tments</u>. Upon the occurren   ce of each ad   justment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation a t its expens e will promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate s etting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corp oration will, upon the written request at an y tim e of any holder of Preferred S tock, furnis h or cause to be furnished to such holder a like certificat e setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the tim e in effe ct and (iii) the number of shares of Common Stock and the am ount, if a ny, of other property which at the time would be received upon the conversion of Preferred Stock.

(i)   <u>Waiver of Adjustment of Conversion Price</u>. Notwithstanding anything herein to the contrary, any downward adjustm ent of the Conversion Price of an y series of Preferred Stock m ay

be waived by the consent or vote of the holders of th e majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver will bind all future holders of shares of such series of Preferred Stock.

(j)   Notices of Record Date . In the ev ent that th is Corporation will p ropose at any time:

(i)   to declare any Distribution upon it s Comm on Stock, whether in cash, property, stock or other securities, whether or not a regular cash di vidend and whether or not out of earnings or earned surplus;

(ii)   to ef fect an y rec lassification or rec apitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii)   to volun tarily liquida te or d issolve or to enter into any   tr ansaction deemed to be a liquidation, dissolution or windi ng up of the Corporation pursuant to Section **Error! Reference source not found.**;

then, in con nection with each such event, this Corporatio n will s end to the ho lders of the Preferred Stock prior written notice of the date on which a record wi ll be taken for such Distribution (and specif ying the date on which the holders   of Common Stock will be en titled thereto and, if applicable, the amount and character of such Dis tribution) or for determining ri ghts to vote in respect of the matters referred to in (ii) and (iii) above.

Such writte n notice will be given by f irst clas s m ail (or e xpress cour ier), postag e prepaid, addressed to the holders of Preferred Stock at the address for each such h older as shown on the b ooks of the Corporation and will be deemed given on the date such notice is mailed.

The notice provisions set forth in this section   may be shortened or waived prospectively or retrospectively by the consen t or vote of the holders of a m ajority of th e Preferred Stock, voting as a single class and on an as-converted basis.

(k)   Reservation of Stock Issuable Upon Conversion   . The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversi on of the shares of the P referred Stock, such number of its shares of Common Stock as will from tim e to tim e be su fficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at   any ti me the num ber of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then outstanding shares of the Pref erred Stock, th e Corporation will tak e such corpo rate a ction as m ay, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stoc k to such nu mber of shares as will be sufficient for such purpose.

5. Voting.

(a)   Restricted Class Votin g. Except as otherwise expr essly provided herein, the amended and restated articles of in corporation, or as required by law, the holders of Preferred Stock and the holders of Common Stock will vote together and not as separate classes.

(b)   No Series Voting. Other than as provided herein or required by law, there will be no series voting.

(c)   <u>Preferred Stock</u>. Each holder of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock will be entitled to vote on all matters on which the Common Stock will be entitled to vote. Holders of Preferred Stock will be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes will not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), will be disregarded.

III. Date of Adoption.

The above listed amendments to the Articles of Incorporation were adopted by the Board of Directors of the Corporation on November 16, 2010.

IV. Shareholder Approval.

The amendment to the Articles of Incorporation was approved by the Board of Directors. Shareholder approval was not required as provided in Article 3 of the Articles of Incorporation (prior to amendment), and as allowed by RCW ss.23B.06.020.

IN WITNESS WHEREOF, the undersigned, being the duly authorized Secretary of this corporation, executed these Articles of Amendment to the Articles of Incorporation of Genesis Financial, Inc. on November 16, 2010.

_____
Michael Kirk, Secretary

STATE OF WASHINGTON)
)ss.
County of Spokane.   )
I, the undersigned, a Notary Public duly commissioned to take acknowledgements and administer oaths in the State of Washington, certify that Michael Kirk, being the Secretary of Genesis Financial, Inc., personally appeared before me and executed these Articles of Amendment to the Articles of Incorporation of Genesis Financial, Inc. WITNESS my hand and notarial seal this 16th day of November, 2010.

_____   NOTARY PUBLIC in and for the State
    of   Washington, residing in Spokane,
                                                                  Washington.
                                                                  Commission Expires: